EXHIBIT 21

Mentor Capital, Inc. Subsidiaries

The following is a list of subsidiaries of Mentor Capital, Inc., omitting subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2021:

Name of Subsidiary	% of ownership	State in which Incorporated
Waste Consolidators, Inc.	51%	Colorado
Mentor IP, LLC	100%	South Dakota
Mentor Partner I, LLC	100%	Texas
Mentor Partner II, LLC	100%	Texas